UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

OCEANFREIGHT INC..
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

Y64202 115
(CUSIP Number)

Antonis Kandylidis
c/o OceanFreight Inc.
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece
011 30-210-614 0283

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 26, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y64202 115	13D

1	NAMES OF REPORTING PERSONS Antonis Kandylidis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hellenic Republic
	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,856
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

3,000,856
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.5%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Basset Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Marshall Islands
	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		866,666
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

866,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Steel Wheel Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Marshall Islands
	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		351,333
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

351,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Haywood Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Marshall Islands
	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,782,857
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

1,782,857
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14	TYPE OF REPORTING PERSON CO

The purpose of this Amendment No. 6 is to report changes to Item 4 as a result of a Purchase and Sale Agreement entered into by certain Reporting Persons and described in Items 4 and 6.

Item 1. Security and Issuer

The name of the issuer is OceanFreight Inc., a Marshall Islands corporation (the “Issuer”).  The address of the Issuer's principal executive offices is 80 Kifissias Avenue, GR - 151 25 Amaroussion, Athens, Greece.  This Schedule 13D/A relates to shares of the Issuer’s common stock, par value $0.01 per share (the “Shares”).

Item 2. Identity and Background

(a-c) This Amendment No. 6 to Schedule 13D is being filed by Basset Holdings Inc., a Marshall Islands corporation ("Basset"), Steel Wheel Investments Limited, a Marshall Islands corporation ("Steel Wheel"), Haywood Finance Limited, a Marshall Islands corporation ("Haywood"), and Mr. Antonis Kandylidis ("Mr. Kandylidis" and together with Basset, Steel Wheel and Haywood collectively, the "Reporting Persons").

The principal business address of the Reporting Persons is:

c/o OceanFreight Inc.
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece

The principal business of Basset, Steel Wheel and Haywood is to serve as private investment vehicles. The principal occupation of Mr. Kandylidis is to serve as the Chief Executive Officer and a Director of the Issuer.

Basset, Steel Wheel and Haywood are wholly-owned by Mr. Kandylidis. Mr. Kandylidis is responsible for making investment decisions with respect to Basset, Steel Wheel and Haywood and, as a result, Mr. Kandylidis may be deemed to control such entities. Accordingly, Mr. Kandylidis may be deemed to have a beneficial interest in the Shares held by Basset, Steel Wheel and Haywood by virtue of his indirect control of those entities' power to vote and/or dispose of the Shares. Mr. Kandylidis disclaims beneficial ownership of the Shares except to the extent of his respective pecuniary interest, if any, therein.

Mr. Ioannis Cleanthous is the sole director of both Basset and Steel Wheel.  Basset and Steel Wheel do not have any executive officers.  Mr. Cleanthous' principal business address is c/o Savvas D. Georghiades Law Office, Tribune House, 10, Skopa Street, CY-1075 Nicosia, P.O. Box 24736, Nicosia CY-1303.  Mr. Cleanthous is a citizen of Cyprus.

Mare Services Limited, a Malta company ("Mare"), serves as the Secretary of Haywood and Dr. Adriano Cefai ("Dr. Cefai") serves as the President and Treasurer of Haywood.  The principal business address of Mare and Dr. Cefai are 5/1 Merchants Street, Valletta, Malta and 5/2 Merchants Street, Valletta, Malta, respectively. Dr. Cefai is a citizen of Malta.

(d), (e)  None of the persons named in this Item 2, including the Reporting Persons, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  The citizenship of each Reporting Person is as follows:

Basset: Marshall Islands corporation;

Steel Wheel: Marshall Islands corporation;

Haywood: Marshall Islands corporation; and

Mr. Kandylidis: Citizen of Greece.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated to include the following:

On July 26, 2011, concurrently with the execution of the Merger Agreement (as defined in Item 6 below), Basset, Steel Wheel and Haywood  (collectively, the “Selling Stockholders”), entered into a Purchase and Sale Agreement with the Issuer and DryShips Inc., a corporation organized under the laws of the Marshall Islands (“DryShips”) dated as of July 26, 2011 (the “Purchase Agreement”) with respect to the 3,000,856 Shares beneficially owned by the Selling Stockholders (the “Purchased Shares”).

Pursuant to the Purchase Agreement, DryShips has agreed to purchase and the Selling Stockholders have agreed to sell to DryShips, the Purchased Shares, on date no earlier than 5:00 P.M. Greece time on August 23, 2011, subject to the terms and conditions of such agreement, in exchange for consideration per Purchased Share of (x) U.S. $11.25 in cash plus (y) 0.52326 shares of common stock of Ocean Rig UDW Inc. (“Ocean Rig”), a global provider of offshore ultra deepwater drilling services that is 78% owned by DryShips.   The shares of Ocean Rig common stock (“Ocean Rig Shares”) to be received by the Selling Stockholders from DryShips shall be subject to certain restrictions on their transfer for a period of six months after the closing of the Purchase Agreement.

Other than as set forth herein, the Reporting Persons have no present plans or intentions which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b)  According to the Issuer’s Current Report on Form 6-K dated July 26, 2011, there were approximately 5,946,182 Shares outstanding as of such date.  Based on such information, the Reporting Persons report beneficial ownership of the following Shares:

Antonis Kandylidis may be deemed to be the beneficial owner of 3,000,856 Shares representing 50.5% of the Issuer's outstanding Shares.  Mr. Kandylidis has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,000,856 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,000,856 Shares.

Basset may be deemed to be the beneficial owner of 866,666 Shares representing 14.6% of the Issuer's outstanding Shares.  Basset has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 866,666 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 866,666 Shares.

Steel Wheel may be deemed to be the beneficial owner of 351,333 Shares representing 5.9% of the Issuer's outstanding Shares.  Steel Wheel has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 351,333 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 351,333 Shares.

Haywood may be deemed to be the beneficial owner of 1,782,857 Shares representing 30.0% of the Issuer's outstanding Shares.  Haywood has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,782,857 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,782,857 Shares.

(c)  No transactions in the Shares, other than as described herein, were effected by the persons enumerated in Item 2 during the past 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts,  Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 relating to the Purchase Agreement is incorporated herein by reference.

On July 26, 2011 DryShips, Pelican Stockholdings Inc. (“Merger Sub”) and the Issuer entered into an Agreement and Plan of Merger dated July 26, 2011 (the “Merger Agreement”) pursuant to which Merger Sub will merge (the “Merger”) with and into the Issuer, the Issuer will become a wholly owned subsidiary of DryShips,  and each outstanding Share, other than any Shares owned by the Issuer, DryShips, Merger Sub or any other direct or indirect wholly owned subsidiary of the Issuer or of DryShips or any shareholders who are entitled to and who properly exercise dissenter’s rights under Marshall Islands law, will be cancelled and converted into the right to receive consideration (x) $11.25 in cash plus (y) 0.52326 Ocean Rig Shares (the “Merger Consideration”).

Under the terms of the Merger Agreement, the Ocean Rig Shares to be received by the shareholders of the Issuer from DryShips must be listed on the Nasdaq Capital Market

(“Nasdaq”) as of the effective time of the Merger.  In the event that DryShips fails to cause the Ocean Rig Shares to be listed on Nasdaq on or prior to January 26, 2012, DryShips will be required to substitute cash consideration of $11.25 per Share for the Ocean Rig Shares that would have been delivered by DryShips to the Issuer’s shareholders upon consummation of the Merger and the Merger Consideration will be converted into $22.50 in cash per Share.  In the event the Merger Consideration is converted into $22.50 in cash, the Selling Stockholders shall have the option to sell the Ocean Rig Shares they have received pursuant to the Purchase Agreement to DryShips at a price of $11.25 for each 0.52326 Ocean Rig Shares held by such Selling Stockholders, and DryShips shall have an option to acquire such Ocean Rig Shares from the Selling Stockholders for the same price.

The Merger is subject to the satisfaction of certain closing conditions and regulatory approvals, including the approval of the holders of a majority of the Shares at a meeting of the shareholders of the Issuer.  After the closing of the Purchase Agreement, DryShips will own sufficient Shares to ensure that the Merger will be approved at the Issuer’s shareholder meeting.  The Merger Agreement contains certain termination rights for DryShips and the Issuer.  The Purchase Agreement shall automatically terminate upon the termination of the Merger Agreement.

Item 7.  Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement between the Reporting Persons
Exhibit B:	Agreement and Plan of Merger by and among OceanFreight, DryShips, and Merger Sub dated as of July 26, 2011 (Filed as Exhibit 3 of the Issuer’s Current Report on Form 6-K, dated July 26, 2011 and incorporated herein by reference).
Exhibit C:	Purchase and Sale Agreement by and among Basset, Steel Wheel, Haywood, OceanFreight, and DryShips dated as of July 26, 2011 (Filed as Exhibit 2 of the Issuer’s Current Report on Form 6-K, dated July 26, 2011 and incorporated herein by reference).

[SCHEDULE 13D SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Antonis Kandylidis Antonis Kandylidis

BASSET HOLDINGS INC.

By: /s/ Ioannis Cleanthous Name: Ioannis Cleanthous Title: Sole Director

STEEL WHEEL INVESTMENTS LIMITED

By: /s/ Ioannis Cleanthous Name: Ioannis Cleanthous Title: Sole Director

HAYWOOD FINANCE LIMITED

By: /s/ Adriano Cefai Name: Adriano Cefai Title: President and Treasurer

Dated: July 26, 2011

Exhibit A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of OceanFreight Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

[Signature Page Follows]

[SCHEDULE 13D JOINT FILING AGREEMENT SIGNATURE PAGE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Antonis Kandylidis Antonis Kandylidis

BASSET HOLDINGS INC.

By: /s/ Ioannis Cleanthous Name: Ioannis Cleanthous Title: Sole Director

STEEL WHEEL INVESTMENTS LIMITED

By: /s/ Ioannis Cleanthous Name: Ioannis Cleanthous Title: Sole Director

HAYWOOD FINANCE LIMITED

By: /s/ Adriano Cefai Name: Adriano Cefai Title: President and Treasurer

Dated: July 26, 2011